Exhibit 99.1

NICE Introduces Adaptive Workforce Optimization Powered by the Agent Persona

Adaptive WFO enables organizations to create personalized experiences for both service agents and consumers in order to drive performance, reduce attrition, and improve customer experience

Paramus, New Jersey, November 2, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is transforming its approach to Workforce Optimization (WFO) by personalizing the organization-employee relationship in order to drive engagement and improve performance in the contact center.

Adaptive WFO creates a workforce planning, management and engagement environment that adapts in real time to the agent persona. These personas are generated based on advanced multi-channel analytics data, such as CSAT scores, average handles times (AHT), coaching results, first-contact resolution (FCR), tenure, past work experience and education.

This enables organizations to pinpoint agent behaviors, such as strengths and weaknesses, whether they perform better in the morning or the evening, and what incentives really motivate them. The persona is also determined by new data created by applying predictive analytics to customer interactions to identify and categorize all observed behaviors.

Companies can then match all of those factors with an understanding of the cross-channel customer journey, allowing them to establish dynamic, personalized processes, as well as an empowering working environment, that ultimately leads to better customer service.

 This new approach to WFO will provide:
•	Increased service levels through flexible persona-based routing, scheduling and forecasting
•	Tailored onboarding and coaching that adjusts the learning path for each employee, automatically reducing manual processes
•	Improved CSAT through tighter alignment between customer experience and agent performance
•	Personalized engagement plans to improve employee retention

Miki Migdal, President of the NICE Enterprise Product Group
“Service agents personify the brand of any company as they have the greatest exposure to customers. This means that organizations must invest in engaging and empowering these employees at least as much as they invest in understanding their customers’ journey. The concept of Adaptive WFO focuses on personalizing all of the contact center processes that affect employee performance, from recruiting to scheduling and coaching, in order to drive greater improvements throughout the operation and help companies drive perfect experiences for their customers.”

Adaptive WFO will be first discussed in a series of webinars featuring leading industry analysts and NICE subject matter experts.
•	Nov. 3 – Donna Fluss, President of DMG Consulting LLC, will present: “Transform the Enterprise by Adapting to Next-Gen WFO Analytics”
•	Dec. 1 – Guest speaker Art Schoeller, Vice President and Principal Analyst at Forrester Research will discuss: “The Agent Journey Within the Contact Center”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.